   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 2001



                                                     REGISTRATION NO. 333-73686

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                               -----------------


                                   AMENDMENT


                                     NO. 1


                                      TO



                                   FORM S-3



                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                            AMERIGAS PARTNERS, L.P.
            (Exact name of registrant as specified in its charter)
                                   DELAWARE
        (State or other jurisdiction of incorporation or organization)
                                  23-2787918
                     (I.R.S. Employer Identification No.)
                             460 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA 19406
                                (610) 337-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           BRENDAN P. BOVAIRD, ESQ.
                      VICE PRESIDENT AND GENERAL COUNSEL
                            AMERIGAS PROPANE, INC.
                             460 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA 19406
                                (610) 337-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
           LINDA L. GRIGGS, ESQ.               JOSHUA DAVIDSON, ESQ.
             ROSS H. PARR, ESQ.                 GRAY JENNINGS, ESQ.
        MORGAN, LEWIS & BOCKIUS LLP             BAKER BOTTS L.L.P.
            1800 M STREET, N.W.                   ONE SHELL PLAZA
        WASHINGTON, D.C. 20036-5869          HOUSTON, TEXAS 77002-4995
               (202) 467-7000                     (713) 229-1234

   Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

********************************************************************************
The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
********************************************************************************

                 SUBJECT TO COMPLETION DATED NOVEMBER 30, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 30, 2001)

                                [LOGO] AmeriGas
                           America's Propane Company

                            3,800,000 Common Units
                    Representing Limited Partner Interests

                            AmeriGas Partners, L.P.

                                 $    per unit

                                 -------------

   We are selling 1,443,047 common units and the offering unitholder is selling 2,356,953 common units with this prospectus supplement and the accompanying prospectus. We will not receive any proceeds from the sale of the common units by the offering unitholder. We have granted the underwriters an option to purchase up to 570,000 additional common units to cover over-allotments.

   Our common units are listed on the New York Stock Exchange under the symbol "APU." The last reported sale price of our common units on the New York Stock Exchange on November 28, 2001 was $24.04 per unit.

                                 -------------

    Investing in our common units involves risks. Limited partner interests are inherently different from the capital stock of a corporation. See "Risk Factors" beginning on page 4 of the accompanying prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

                                                           Per Unit Total
                                                           -------- -----
      Public Offering Price                                   $       $
      Underwriting Discount                                   $       $
      Proceeds to AmeriGas Partners, L.P., before expenses    $       $
      Proceeds to the Offering Unitholder, before expenses    $       $

   The underwriters expect to deliver the common units to purchasers on or
about December   , 2001.

                                 -------------


Salomon Smith Barney
                       Banc of America Securities LLC
                                               Credit Suisse First Boston
                                                                    UBS Warburg

December  , 2001

                               TABLE OF CONTENTS




                Prospectus Supplement
                Prospectus Supplement Summary..............  S-1
                 AmeriGas Partners, L.P....................  S-1
                 Our Structure.............................  S-4
                 The Offering..............................  S-6
                 Tax Considerations........................  S-7
                Risk Factors...............................  S-8
                Use of Proceeds............................  S-8
                Capitalization.............................  S-9
                Price Range of Our Common Units and Cash
                  Distributions............................ S-10
                Selected Historical and Pro Forma Financial
                  and Other Data........................... S-11
                Business and Properties.................... S-13
                Management................................. S-15
                Underwriting............................... S-18
                Legal Matters.............................. S-20
                Forward-Looking Statements................. S-20

                  Prospectus

                  Who We Are.............................  1
                  About this Prospectus..................  1
                  Where You Can Find More Information....  1
                  Incorporation of Document by Reference.  2
                  Forward-Looking Statements.............  3
                  Risk Factors...........................  4
                   Risks Associated with the Propane
                    Distribution Businesses Acquired From
                    Columbia Energy Group................  4
                   Risks Inherent in Our Business........  5
                   Risks Inherent in an Investment in Us.  7
                   Tax Risks............................. 12
                  Use of Proceeds........................ 14
                  Description of Common Units............ 15
                  Tax Considerations..................... 18
                  Offering Unitholder.................... 28
                  Plan of Distribution................... 29
                  Legal Opinions......................... 31
                  Experts................................ 31




   This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

   If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

   You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We and the offering unitholder are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

                           AmeriGas Partners, L.P.

                                     [MAP]

             [This map shows our district locations in 46 states.]

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights some basic information in this prospectus supplement and the accompanying prospectus to help you understand the common units. It may not contain all of the information that is important to you. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in, or incorporated by reference into, this prospectus supplement. You should carefully read the prospectus supplement, the accompanying prospectus and the documents incorporated by reference to understand fully the terms of the common units, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the "Risk Factors" section beginning on page 4 of the accompanying prospectus to determine whether an investment in the common units is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, the terms "AmeriGas Partners," "us," "we," "our," or "ours" are sometimes used as abbreviated references to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its consolidated subsidiaries, which includes our operating partnership, AmeriGas Propane, L.P. and its subsidiary, AmeriGas Eagle Propane, L.P. (formerly Columbia Propane, L.P.). References to our general partner refer to AmeriGas Propane, Inc.

                            AmeriGas Partners, L.P.

Who We Are

   We are the largest retail propane distributor in the United States. We serve approximately 1.3 million residential, commercial, industrial, agricultural and motor fuel customers from approximately 700 district locations in 46 states. Our competitive strengths are our experienced and dedicated work force, our national distribution infrastructure and our intense focus on customer satisfaction. Our operations are located primarily in the East Coast, Southeast, Midwest, Mountain Central and West Coast regions of the United States.

   On August 21, 2001, we acquired Columbia Energy Group's propane distribution businesses, which we refer to as "Columbia Propane." Our results for the fiscal year ended September 30, 2001 include the results of Columbia Propane after August 21, 2001. For the twelve months ended June 30, 2001, approximately 72% of the total propane gallons we sold were to retail customers, while the remaining 28% were to wholesale customers. For that period, residential customers accounted for 29% of total propane gallons we sold; industrial/commercial customers, 27%; motor fuel customers, 10%; and agricultural customers, 6%. Although sales to residential customers represented only 29% of total propane gallons sold, they accounted for 50% of our total propane margin, reflecting the higher margins for this segment of the market.

   Temperatures based upon heating degree days were 2.9% colder than normal in the twelve-month period ended June 30, 2001 compared to weather that was 13.8% warmer than normal in the twelve-month period ended June 30, 2000, using historical national weather statistics. Retail propane gallons sold during the twelve-month period ended June 30, 2001 increased 40.3 million gallons to 813.4 million gallons. The increase was mainly because of the higher number of residential heating, commercial and industrial propane gallons sold due to the colder weather and the impact of acquisitions. Total margin increased 16.1% to $566 million in the twelve-month period ended June 30, 2001. The increase was due to higher-than-normal average retail unit margins and greater retail volumes sold. Unit margins in the twelve months ended June 30, 2001 benefited from gains on derivative hedge instruments and favorably priced supply arrangements.

   Since our initial public offering in 1995, we have made 48 acquisitions of propane operations, including Columbia Propane, for an aggregate purchase price of approximately $314 million in cash and 89,000 of our common units. In addition, we funded $50 million of the purchase price for Columbia Propane through the sale of 2,356,953 of our common units to the offering unitholder, Columbia Energy Group. We typically have an annual target to acquire propane operations with aggregate annual sales of approximately 10 million gallons of propane. In fiscal year 2002, our focus will be on integrating Columbia Propane into our operations.

Recent Developments

  Acquisition of Columbia Propane

   On August 21, 2001, our operating partnership, AmeriGas Propane, L.P., acquired the propane distribution businesses of Columbia Energy Group for approximately $202 million in cash. These businesses were conducted through Columbia Propane Corporation and its 99% owned subsidiary, Columbia Propane, L.P. Prior to the acquisition, Columbia Propane, based in Richmond, Virginia, was the seventh largest retail propane marketer in the United States, selling approximately 308 million gallons annually from 186 locations in 29 states. In connection with the Columbia Propane acquisition, we added a total of five storage facilities and terminals, including a 476,000 barrel refrigerated storage facility in Virginia. The Virginia storage facility is used in connection with waterborne imports. These facilities further enhance our supply and logistics infrastructure.

   For the twelve months ended June 30, 2001, approximately 79% of the propane gallons that Columbia Propane sold were to retail customers, while the remaining 21% were to wholesale customers. For that period, residential customers accounted for 38% of total propane gallons sold by Columbia Propane; industrial/commercial customers, 32%; motor fuel customers, 1%; and agricultural customers, 8%.

   We funded the purchase price for the acquisition and related fees and expenses through the net proceeds of the offering of $200 million of our 8 7/8% senior notes due 2011, the sale of common units to Columbia Energy Group, the offering unitholder, and capital contributions of approximately $3.1 million from our general partner. AmeriGas Propane, L.P. used approximately $202 million to pay for the Columbia Propane acquisition, $40 million to pay down existing debt under its bank credit facilities and the remainder to pay fees and expenses of the transactions.

   For the twelve months ended June 30, 2001, Columbia Propane generated approximately $29 million of EBITDA (as defined on page S-12), without giving effect to the allocation of charges by its then parent entity, Columbia Energy Group, on total revenues of $402 million. During the twelve-month period ended June 30, 2001, the propane industry experienced a period of rapidly escalating product costs and market volatility which may have resulted in higher-than-normal unit margins for Columbia Propane during this period. These higher-than-normal unit margins may not be sustainable or indicative of Columbia Propane's future results. We anticipate being able to achieve annualized operating cost savings and synergies over the next two fiscal years of up to $24 million as we integrate Columbia Propane into our existing business. We expect to achieve these operating cost savings and synergies from the elimination of redundant operations and facilities and productivity improvements. Although we believe these forward-looking statements are reasonable, these operating cost savings, operating synergies and productivity improvements may not be achieved. We caution you that our actual results are likely to be different from the estimates presented above. The differences may be material, depending on the circumstances, and may arise because actual facts may differ from our assumptions. For example, we may not be able to achieve operating synergies on a timely basis and actual costs associated with elimination of redundant operations and facilities may exceed our estimates.

  Recent Financial Results

   On November 20, 2001, we reported record net income of $53.0 million, or $1.18 per limited partner unit, for the fiscal year ended September 30, 2001, excluding the beneficial cumulative effect of accounting changes of $0.28 per limited partner unit disclosed in our earlier periodic reports on Form 10-Q. This represents a 249% increase compared to $15.2 million, or $0.36 per limited partner unit, for the fiscal year ended September 30, 2000. EBITDA of $208.6 million for fiscal 2001 was 32% higher than the $157.6 million recorded in fiscal 2000. Weather was slightly colder than normal in fiscal 2001 compared to 14% warmer than normal in fiscal 2000 according to information published by the National Oceanic and Atmospheric Administration. Our results for fiscal 2001 include the results of Columbia Propane after August 21, 2001, the date we acquired Columbia Propane.

   Retail propane sales volumes in fiscal 2001 were 820.8 million gallons, an increase of more than 6% compared to 771.2 million gallons in the prior year. Operating and administrative expenses increased from $342.7 million in the fiscal year ended September 30, 2000 to $380.0 million for the fiscal year ended September 30, 2001. Higher operating and administrative expenses for the year were related mainly to higher sales volumes, higher vehicle and compensation expenses, internal growth initiatives and acquisitions.

   For the fourth quarter of fiscal 2001, EBITDA increased to $7.5 million from $6.1 million in the prior-year quarter as higher total margin more than offset an increase in operating expenses, resulting primarily from internal growth initiatives, acquisitions and vehicle and compensation expense. Retail volumes sold in the quarter were 142.7 million gallons versus 135.3 million gallons in last year's fourth quarter. We recorded a seasonal net loss of $33.5 million, or $0.73 per limited partner unit, for the quarter ended September 2001, compared with a net loss of $31.8 million, or $0.75 per limited partner unit, for the year-earlier period.

Business Strategy

   Our business strategy is to increase market share through acquisitions and internal growth, leverage our national and local economies of scale and achieve operating efficiencies through business process improvements.

  Acquisitions

   The domestic propane industry is highly fragmented, with over 3,500 retail propane distribution companies. Based upon our acquisition of Columbia Propane, our combined retail volumes make us the largest propane distributor in the United States. Our management believes that we will continue to have numerous opportunities to grow through acquisitions. We have successfully integrated many large and small businesses, including entities that, at the time of their acquisition, were larger than ourselves. We achieve efficiencies by reducing operating costs, introducing more effective pricing and operational systems and improving marketing and management programs.

   We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We compete for acquisitions with others engaged in the propane distribution business. Although we believe that there are numerous potential acquisition candidates in the industry, some of which would be material, we may not find attractive candidates in the future, or we may not be able to acquire these candidates on economically acceptable terms.

  Leveraging our National Presence

   Our national presence serves an important role in differentiating us from our competition and growing our business. With our national infrastructure, we can offer full service to large, national companies that want to consolidate vendors and reduce operating costs. Two areas of focus for us are our grill cylinder exchange program and our national accounts program. Participation in these programs affords our customers more efficient centralized account management and consistently high-quality service at every location.

      PPX Program. Our PPX Prefilled Propane Xchange(R) program enables consumers to exchange their empty 20-pound propane grill cylinders for filled cylinders at various retail locations, such as home centers and convenience stores. We inspect, maintain, refill and transport the cylinders and supply one invoice to our PPX retailers. This provides convenience to consumers and profitability to the retailers. The PPX program is also attractive to us because its sales profile is counter-seasonal to our heating sales profile and, accordingly, it moderates our weather sensitivity by generating revenues outside of the propane heating season. PPX is currently available at approximately 16,500 retail locations throughout the country, which has increased from 6,000 locations in fiscal year 1999. Our customers include many of the nation's leading retailers and grocery chains, including Home Depot, Albertson's, Wal-Mart, Lowe's and Circle K.

      National Accounts Program. Through our national accounts program, we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers. We have a dedicated sales force to service our national account customers. As a result, our national accounts program has increased its market share with home improvement centers, national merchandisers and distribution companies. Our national account gallons increased by nearly 30% in fiscal year 2001. Our national account customers include large forklift users, such as Consolidated Freightways and United Parcel Service, along with companies that refill grill cylinders, like U-Haul.

  Operational Initiatives

   We are committed to developing new ways to offer better service to our customers and to improve our productivity. We are implementing changes to our management structure and business processes that are designed to improve the efficiency of field operations, such as dispatching delivery trucks, responding to customer calls and handling vital administrative functions. We are shifting to a more functional structure with managers specializing in one activity rather than performing several. We expect these efforts to result in higher customer and employee satisfaction and lower costs as this new structure is fully implemented over the next few years.

   In addition, we are employing a company-wide customer profitability system which allows us to track profit contribution and return on investment by customer. This system enables us to service our customers more profitably primarily by determining the most appropriate tank size for customers, improving delivery schedules and rationalizing customer pricing. Using this system, we are also targeting our marketing efforts to grow the most profitable customer segments.

                                 Our Structure

   AmeriGas Propane, Inc., our sole general partner and a wholly owned indirect subsidiary of UGI Corporation (NYSE:UGI), manages our activities and conducts our business. We also utilize the employees of, and management services provided by, UGI Corporation. The chart below depicts our ownership structure after giving effect to the offering described in this prospectus supplement, excluding any exercise of the underwriters' over-allotment option.

   The percentages reflected in the following chart represent the approximate expected ownership interests in AmeriGas Partners, L.P. itself. Expected effective ownership interests in AmeriGas Propane, L.P. are shown separately in the box located in the upper left corner of the chart.

         [Chart depicting ownership structure of AmeriGas Partners, L.P.
                      after giving effect to the offering]

                                 The Offering


Securities offered........................ 1,443,047 common units by us and 2,356,953 common units by the offering unitholder (2,013,047 common units by us if the underwriters exercise their over-allotment option in full)

                                                                                         Percent of
                                                                           Number of    Total Limited
                                                                             Units    Partner Interests
Units to be outstanding
  after the offering...................... Common Units                    38,554,286        79.6%
                                           Subordinated Units               9,891,072        20.4%
                                                                           ----------       -----

                                           Total Limited Partner Interests 48,445,358       100.0%
                                                                           ==========       =====

                                           If the underwriters exercise their over-allotment option in full, we will issue an additional 570,000 common units, which will result in 39,124,286 common units outstanding representing 79.8% of the limited partner interests outstanding and 9,891,072
                                           subordinated units outstanding representing 20.2% of the limited partner interests outstanding.

Use of proceeds........................... We estimate that we will receive approximately $    million
                                           from the sale of the common units, or $    million if the
                                           underwriters' over-allotment option is exercised in full, in each case, after deducting underwriting discounts and commissions and offering expenses. We will not receive any proceeds from the sale of the common units by the offering unitholder. We plan to use the net proceeds that we receive from this offering, including any from the exercise of the underwriters' over-allotment option, to reduce indebtedness under our revolving credit and acquisition facilities and for working capital.

New York Stock Exchange
  symbol.................................. APU

                              Tax Considerations

   The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units, please read "Tax Considerations" beginning on page 18 of the accompanying prospectus. You should consult your own tax advisor about the federal, state and local tax consequences particular to your circumstances.

   We estimate that if you purchase a common unit in this offering and hold the unit through the record date for the distribution with respect to the quarter ending September 30, 2004 (assuming that quarterly distributions on the common units with respect to that period are equal to the current minimum quarterly distribution rate of $0.55 per common unit), you will be allocated an amount of federal taxable income for that period that is less than or equal to approximately 25% of the amount of cash distributed to you with respect to that period. This estimate is based upon many assumptions regarding our business and operations, including assumptions as to weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. This estimate and our assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control. Further, the estimate is based on current tax law and tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could materially affect the value of the common units.

   Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to these persons. Please read "Tax Considerations -- Tax-Exempt Organizations and Certain Other Investors" in the accompanying prospectus.

                                 RISK FACTORS

   The common units offered by this prospectus supplement and the accompanying prospectus may involve a high degree of risk. You should read carefully the discussion of the material risks relating to an investment in the common units beginning on page 4 of the accompanying prospectus, including the discussion about the impact of weather on our results. The weather in November 2001 was warmer than normal, which could adversely impact our results for the first quarter ending December 31, 2001.

                                USE OF PROCEEDS

   We expect that we will receive approximately $    million from the sale of
our common units, or $ million if the underwriters' over-allotment option is exercised in full, in each case, after deducting underwriting discounts and commissions and offering expenses. We will not receive any of the proceeds from the sale of common units offered by the offering unitholder. We plan to use the net proceeds from this offering, including any from the exercise of the underwriters' over-allotment option, to reduce indebtedness under our revolving credit and acquisition facilities and for working capital.

   As of June 30, 2001, our revolving credit facility bore interest at a rate of 5.31% with a final maturity of September 15, 2002. As of June 30, 2001, our acquisition facility bore interest at a rate of 5.18% with a final maturity of September 15, 2002. Over the past twelve months, we used borrowings from our revolving credit facility and our acquisition facility for working capital, acquisitions and capital expenditures.

                                CAPITALIZATION

   The following table sets forth our consolidated capitalization as of June 30, 2001 (a) on an actual basis, (b) on a pro forma basis giving effect to (1) the Columbia Propane acquisition (including funding of an estimated working capital adjustment as of June 30, 2001 of $12.7 million through borrowings under the acquisition facility), (2) the offering and sale of the 8 7/8% senior notes, (3) the issuance of common units to Columbia Energy Group, the offering unitholder, (4) the sale of 350,000 of our common units to our general partner on October 5, 2001, (5) the capital contributions by our general partner in order to maintain its aggregate 2% general partner interest in us and AmeriGas Propane, L.P., (6) the application of the proceeds from the financings, and (7) the optional redemption of $15 million of the 10 1/8% senior notes on November 16, 2001, as if these transactions all occurred on June 30, 2001, and (c) as adjusted to give effect to (1) the use of the net proceeds of this offering, assuming that the underwriters' over-allotment option is not exercised and assuming an offering price of $24.04 per common unit, which was the last reported sale price of our common units on the New York Stock Exchange on November 28, 2001, and (2) the capital contributions by our general partner in order to maintain its aggregate 2% general partner interest in us and AmeriGas Propane, L.P. as a result of issuing the additional common units in this offering. You should read this table in conjunction with our unaudited pro forma condensed combined financial statements and consolidated financial statements and the notes to those financial statements included in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                     As of June 30, 2001
                                                              ---------------------------------
                                                                Actual   Pro Forma  As Adjusted
                                                              ---------- ---------- -----------
                                                                   (Thousands of dollars)
Short-term debt, including current portion of long-term debt:
   Bank loans................................................ $    9,000 $       -- $       --
   Current maturities of long-term debt......................     66,639     66,801     66,801
                                                              ---------- ---------- ----------
       Total short-term debt.................................     75,639     66,801     66,801
                                                              ---------- ---------- ----------
Long-term debt:..............................................
   10 1/8% senior notes due 2007.............................    100,000     85,000     85,000
   10% senior notes due 2006.................................     59,769     59,769     59,769
   8 7/8% senior notes due 2011..............................         --    200,000    200,000
   First mortgage notes......................................    553,223    553,223    553,223
   Acquisition facility......................................     70,000     45,640     12,344
   Other.....................................................      4,323      6,431      6,431
                                                              ---------- ---------- ----------
       Total long-term debt..................................    787,315    950,063    916,767
                                                              ---------- ---------- ----------
   Minority interest.........................................      3,780      6,800      7,136
   Partners' capital.........................................    211,503    273,479    306,439
                                                              ---------- ---------- ----------
       Total capitalization.................................. $1,078,237 $1,297,143 $1,297,143
                                                              ========== ========== ==========

            PRICE RANGE OF OUR COMMON UNITS AND CASH DISTRIBUTIONS

   The common units are listed for trading on the New York Stock Exchange under the symbol "APU." The table below shows, for the quarters indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange Composite Tape, and the amount of cash distributions paid per common unit.



                                     Price Range       Cash
                                    -------------  Distributions
Fiscal Year                          High   Low   Per Common Unit
-----------                         ------ ------ ---------------

1998
First Quarter...................... $27.25 $23.38      $0.55
Second Quarter.....................  27.00  24.38       0.55
Third Quarter......................  26.44  22.75       0.55
Fourth Quarter.....................  25.06  21.00       0.55
1999
First Quarter...................... $26.00 $21.50      $0.55
Second Quarter.....................  25.13  17.00       0.55
Third Quarter......................  22.13  18.88       0.55
Fourth Quarter.....................  20.56  18.31       0.55
2000
First Quarter...................... $19.88 $12.75      $0.55
Second Quarter.....................  18.50  14.38       0.55
Third Quarter......................  17.44  14.94       0.55
Fourth Quarter.....................  19.38  16.88       0.55
2001
First Quarter...................... $19.50 $15.06      $0.55
Second Quarter.....................  21.00  16.63       0.55
Third Quarter......................  24.50  20.05       0.55
Fourth Quarter.....................  24.75  18.05       0.55
2002
First Quarter (through November 28) $25.35 $22.70      $0.55

          SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

   The following table sets forth selected historical financial and other data of AmeriGas Partners as of and for the fiscal years ended September 30, 1996 through 2000 and as of and for the nine months ended June 30, 2000 and 2001. It also sets forth selected unaudited pro forma consolidated financial data which give effect to the acquisition of Columbia Propane as if the acquisition and related transactions had occurred as of the beginning of each of the periods presented with respect to income statement data, and June 30, 2001 with respect to balance sheet data.

   The selected historical financial data of AmeriGas Partners as of and for the fiscal years ended September 30, 1998, 1999 and 2000 are derived from the audited consolidated financial statements of AmeriGas Partners, which are incorporated herein by reference. The selected historical financial data as of and for the fiscal years ended September 30, 1996 and 1997 are derived from audited consolidated financial statements of AmeriGas Partners. The selected historical financial data of AmeriGas Partners as of and for the nine months ended June 30, 2000 and 2001 are derived from unaudited consolidated financial statements of AmeriGas Partners, which are incorporated herein by reference. We believe, unless otherwise disclosed, that these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of these financial statements. Results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year due to the seasonal nature of our business.

   The selected pro forma financial data are not necessarily indicative of the operating results or financial position of AmeriGas Partners had the acquisition of Columbia Propane been completed as of the dates indicated, nor are they necessarily indicative of future operating results or financial position. The selected pro forma financial data are derived from the unaudited pro forma condensed combined financial statements, which are incorporated herein by reference.

   The selected historical and pro forma financial and other data of AmeriGas Partners should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our consolidated financial statements and notes related thereto, included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus.

          Selected Historical and Pro Forma Financial and Other Data (In thousands, except per unit data, percentages and gallons)

                                               Year Ended September 30,                      Nine Months Ended June 30,
                            -------------------------------------------------------------  ------------------------------
                                                                               Pro Forma                       Pro Forma
                               1996       1997      1998     1999      2000    2000 (a)      2000      2001    2001 (a)
                            ---------- ---------- -------- -------- ---------- ----------  -------- ---------- ----------
Statement of Income Data:
Revenues................... $1,013,225 $1,077,825 $914,378 $872,535 $1,120,056 $1,428,147  $899,594 $1,209,084 $1,555,017
Operating income...........     72,866    110,373   87,918   92,646     90,207     93,644   101,960    145,814    173,264
Income before income taxes.     10,084     44,715   21,729   26,061     15,443        112    47,196     86,651    100,869
Income (loss) before
 accounting changes........     10,238     43,980   21,402   25,635     15,196        (53)   46,960     86,551    100,577
Limited partner interest in
 income before accounting
 changes...................     10,136     43,540   21,188   25,379     15,044        (52)   46,490     85,685     99,571
Income per limited partner
 unit before accounting
 changes - basic and
 diluted...................       0.24       1.04     0.51     0.61       0.36       0.00      1.11       1.94       2.14
Average limited partner
 units outstanding - basic
 and diluted...............     41,729     41,799   41,886   41,918     41,969     44,326    41,969     44,149     46,506

                                                         September 30,                           June 30, 2001
                                     ------------------------------------------------------ ------------------------
                                        1996       1997       1998       1999       2000      Actual   Pro Forma (a)
                                     ---------- ---------- ---------- ---------- ---------- ---------- -------------
Balance Sheet Data:
Current assets...................... $  199,452 $  183,091 $  133,346 $  140,569 $  188,845 $  188,748  $  234,551
Total assets........................  1,360,292  1,318,661  1,217,216  1,196,461  1,258,220  1,252,897   1,507,833
Current liabilities (excluding debt)    157,182    146,449    144,229    148,513    172,501    137,424     156,337
Total debt..........................    707,453    718,728    718,994    766,725    887,234    862,954   1,038,938
Minority interest...................      5,497      5,043      4,049      3,380      2,587      3,780       6,730
Partners' capital...................    442,236    397,537    299,875    234,041    155,971    211,503     266,475

                                                Year Ended September 30,                   Nine Months Ended June 30,
                               ---------------------------------------------------------  ----------------------------
                                                                               Pro Forma                    Pro Forma
                                 1996     1997      1998      1999      2000     2000(a)    2000      2001    2001(a)
                               -------- --------  --------  --------  --------  --------- --------  -------- ---------
Other Data:
EBITDA (b).................... $134,497 $172,377  $151,143  $157,524  $157,588  $176,346  $151,514  $201,049 $236,761
Capital expenditures..........   21,908   24,470    31,577    34,577    30,427    58,656    22,449    28,624   42,777
Total propane margin (c)......  398,555  430,241   423,914   431,077   436,062   550,460   364,058   436,965  554,792
Total margin..................  443,498  477,453   470,618   481,767   491,775   617,542   406,164   480,380  610,461
Retail propane gallons sold
 (millions)...................    855.4    807.4     785.3     783.2     771.2   1,003.1     635.9     678.1    889.9
Degree days -% colder (warmer)
 than normal (d)..............      1.7     (1.2)     (8.7)     (9.9)    (13.7)    (13.7)    (14.1)      3.0      3.0

--------
(a)For a description of the assumptions used in preparing the selected pro forma financial and other data, see "Unaudited Pro Forma Condensed Combined Financial Statements" incorporated herein by reference.

(b)EBITDA (earnings before interest expense, income taxes, depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows from operations that are available for the payment of income taxes, debt service, capital expenditures and distributions. In addition, EBITDA does not reflect the impact on operating cash flow that may result from changes in working capital. Our methods of computing EBITDA may not be comparable to similarly titled measures of other companies.

(c)Revenues less related cost of sales.

(d)Deviation from average heating degree days during the 30-year period from 1961 to 1990, based upon national weather statistics provided by the National Oceanic and Atmospheric Administration for 335 airports in the continental U.S.

                            BUSINESS AND PROPERTIES

Products, Services and Marketing

   Upon completion of the Columbia Propane acquisition, we became the largest propane distributor in the United States, serving approximately 1.3 million customers from approximately 700 district locations in 46 states. Our operations are located primarily in the East Coast, Southeast, Midwest, Mountain Central and West Coast regions of the United States. We also sell, install and service propane appliances, including heating systems. In some markets, we also install and service propane fuel systems for motor vehicles. Typically, district locations are found in suburban and rural areas where natural gas is not available. Districts generally consist of an office, appliance showroom, warehouse and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. As part of our overall transportation and distribution infrastructure, we operate as an interstate carrier in 48 states throughout the United States and are also licensed as a carrier in Canada.

   We sell propane primarily to five markets: residential, commercial/industrial, motor fuel, agricultural and wholesale. For fiscal year 2000, approximately 75% of the total propane gallons that we sold were sold to retail customers, while the remaining 25% were to wholesale customers. In fiscal year 2000, residential customers accounted for 30% of total propane gallons we sold; commercial/industrial customers, 28%; motor fuel customers, 11%; and agricultural customers, 6%. Although sales to residential customers represented only 30% of total propane gallons sold, they accounted for 49% of our total propane margin, reflecting the higher margins for this segment of the market. No single customer accounted for 1% or more of our consolidated revenues for fiscal year 2000.

   In the residential market, which includes both conventional and mobile homes, propane is used primarily for home heating, water heating and cooking purposes. Commercial users, which include motels, hotels, restaurants and retail stores, generally use propane for the same purposes as residential customers. Sales of PPX cylinders to retailers are included in the commercial/industrial market. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing and crop drying.

   Retail deliveries of propane are usually made to customers by means of bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,400 to 3,000 gallons of propane, into a stationary storage tank on the customer's premises. We own most of these storage tanks and lease them to our customers. The capacity of these tanks ranges from approximately 100 gallons to approximately 1,200 gallons.

   We also deliver propane to retail customers in portable cylinders with capacities of 4 to 30 gallons. Some of these deliveries are made to the customer's location, where empty cylinders are either picked up for replenishment or filled in place. Our PPX program enables customers to exchange their empty 20-pound propane grill cylinders at various retail locations such as home centers and convenience stores. We continue to expand our PPX program. This program is currently available at approximately 16,500 retail locations throughout the country. In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors.

Propane Supply and Storage

   Supplies of propane historically have been readily available to us. During our fiscal year ended September 30, 2000, we purchased approximately 65% of our propane from 10 suppliers, including Enterprise Products Operating LP (approximately 18%), BP (approximately 17%) and Dynegy Inc. (approximately 13%). Management believes that if supplies from these sources were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations; however, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our margins could be affected. Aside from Enterprise Products, BP and

Dynegy, no single supplier provided more than 10% of our total propane supply in fiscal year 2000. In certain market areas, however, some suppliers provide 70% to 80% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

   We have over 200 sources of supply, and we also make purchases on the spot market. We purchase our propane supplies from domestic and international suppliers. Over 90% of our propane purchases in fiscal year 2000 were on a contractual basis under one- or two-year agreements subject to annual review. More than 90% of those supply contracts provide for pricing based upon posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. In addition, some agreements provide maximum and minimum seasonal purchase volume guidelines. The percentage of supply purchased under contract, and the amount of supply contracted for at fixed prices, will vary from year to year as determined by our general partner. We use a number of interstate pipelines, as well as railroad tank cars, delivery trucks and barges to transport propane from suppliers to storage and distribution facilities. We store propane at facilities in several states.

   Because our profitability is sensitive to changes in wholesale propane costs, we generally seek to pass through increases in the cost of propane to customers. For example, when the Mont Belvieu monthly average price per gallon of propane increased from $0.469 in April 2000 to $0.776 in December 2000, we were able to maintain our profitability through the use of risk management techniques designed to control product costs and by passing product cost increases through to end users. Our general partner has adopted supply acquisition and product price risk management practices to reduce the effect of price volatility on product costs. These practices currently include the use of summer storage, prepaid contracts for future product delivery and derivative commodity instruments, such as options and propane price swaps. We may not, however, always be able to pass through product cost increases fully, particularly when product costs rise rapidly.

Properties

   As of September 30, 2000, we owned approximately 83% of our district locations. In addition, we sublease three one-million barrel underground storage caverns in Arizona to store propane and butane for ourselves and third parties. We also lease a 600,000 barrel refrigerated, above-ground storage facility in California, which could be used in connection with waterborne imports or exports of propane or butane. The California facility, which we operate, is currently subleased to several refiners for the storage of butane.

   The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of September 30, 2000, we operated a fleet of approximately 165 transport trucks, 40% of which were leased. We owned approximately 320 transport trailers and leased 270 railroad tank cars. In addition, our fleet included over 2,600 bobtail and rack trucks and approximately 1,800 other delivery and service vehicles. Approximately 38% of these vehicles were owned. Other assets owned as of September 30, 2000 included more than one million stationary storage tanks with typical capacities of 100 to 1,000 gallons and over 1.3 million portable propane cylinders with typical capacities of 4 to 100 gallons. We also owned more than 2,200 large volume tanks which are used for our own storage requirements.

                                  MANAGEMENT

   As is commonly the case with publicly traded master limited partnerships, we do not employ any of the persons responsible for managing or operating us, but instead reimburse our general partner and its affiliates for their services. The following table sets forth certain information as of November 1, 2001, regarding the executive officers and directors of our general partner. Directors are elected annually by our general partner's sole shareholder, AmeriGas, Inc., a Pennsylvania corporation, and hold office until their successors are duly elected and qualified. AmeriGas, Inc. is a wholly owned subsidiary of UGI Corporation. Each executive officer named in the following table has been elected to serve until his or her successor is duly appointed or elected or until the earlier of his or her death, removal or resignation from office. There are no family relationships between any of the directors or any of the executive officers or between any of the executive officers and any of the directors.

       Name         Age            Position with the General Partner
       ----         ---            ---------------------------------
Lon R. Greenberg... 51  Chairman of the Board of Directors
Eugene V.N. Bissell 48  President, Chief Executive Officer and Director
Thomas F. Donovan.. 68  Director
Richard C. Gozon... 63  Director
William J. Marrazzo 52  Director
James W. Stratton.. 64  Director
Stephen A. Van Dyck 58  Director
Roger B. Vincent... 56  Director
Martha B. Lindsay.. 49  Vice President -- Finance and Chief Financial Officer
Brendan P. Bovaird. 53  Vice President and General Counsel
Richard R. Eynon... 54  Controller and Chief Accounting Officer
R. Paul Grady...... 48  Senior Vice President -- Operations and Chief Operating
                          Officer
William D. Katz.... 48  Vice President -- Human Resources
Robert H. Knauss... 48  Vice President -- Law, Associate General Counsel and
                          Corporate Secretary
David L. Lugar..... 44  Vice President -- Supply and Logistics
Carey M. Monaghan.. 50  Vice President -- Business Transformation and Marketing

   Mr. Greenberg is a director (since 1994) and Chairman of the general partner. He previously served as President and Chief Executive Officer of the general partner from 1996 until July 2000. He is also a director (since 1994) and Chairman (since 1996), Chief Executive Officer (since 1995), and President (since 1994) of UGI Corporation, having previously been Senior Vice President -- Legal and Corporate Development of UGI (1989 to 1994). Mr. Greenberg previously served as Vice President and General Counsel of AmeriGas, Inc. (1984 to 1994). He also serves as a director of UGI Utilities, Inc.

   Mr. Bissell is President, Chief Executive Officer and a director of the general partner (since July 2000). He previously served as Senior Vice President -- Sales and Marketing of the general partner (October 1999 to July
2000), having served as Vice President -- Sales and Operations (1995 to 1999). Previously, he was Vice President -- Distributors and Fabrication, BOC Gases
(1995), having been Vice President -- National Sales (1993 to 1995) and Regional Vice President (Southern Region) for Distributor and Cylinder Gases Division, BOC Gases (1989 to 1993). From 1981 to 1987, Mr. Bissell held various positions with UGI Corporation and its subsidiaries, including Director, Corporate Development. He is currently President-Elect and a member of the Board of Directors of the National Propane Gas Association, the national trade association of the propane industry.

   Mr. Donovan was elected a director of the general partner on April 25, 1995. He retired as Vice Chairman of Mellon Bank on January 31, 1997, a position he had held since 1988. He also serves as a director of UGI Corporation, UGI Utilities, Inc. and Nuclear Electric Insurance Ltd.

   Mr. Gozon was elected a director of the general partner on February 24, 1998. He is Executive Vice President of Weyerhaeuser Company (an integrated forest products company), a position he has held since 1994. Mr. Gozon was formerly a director (1984 to 1993), President and Chief Operating Officer of Alco Standard Corporation (a provider of paper and office products) (1988 to 1993); Executive Vice President and Chief Operating Officer (1987); Vice President (1982 to 1988); and President (1979 to 1987) of Paper Corporation of America. He also serves as a director of UGI Corporation, UGI Utilities, Inc., AmeriSource Bergen Corp. and Triumph Group, Inc.

   Mr. Marrazzo was elected a director of the general partner on April 23, 2001. He is Chief Executive Officer and President of WHYY, Inc., a public television and radio company in the nation's fourth largest market (since
1997). Previously, he was Chief Executive Officer and President of Roy F. Weston, Inc. (1988-1997); Water Commissioner for the Philadelphia Water Department (1971-1988) and Managing Director for the City of Philadelphia
(1983). He also serves as a director of Tenet Health Corp.-Hahnemann University Hospital.

   Mr. Stratton was elected a director of the general partner on April 25, 1995. He has been the Chairman, Chief Executive Officer and a director of Stratton Management Company (investment advisory and financial consulting firm) since 1972. He has also been Chairman and a director of EFI (financial services firm) since 1979. In addition, Mr. Stratton is a director of UGI Corporation, UGI Utilities, Inc., Stratton Growth Fund, Inc., Stratton Monthly Dividend REIT Shares, Inc., Stratton Small-Cap Value Fund, Teleflex, Inc. and BE&K, Inc.

   Mr. Van Dyck was elected a director of the general partner on June 15, 1995. He is Chairman of the Board and Chief Executive Officer of Maritrans Inc. (since 1987), the nation's largest independent marine transporter of petroleum. He also serves as Chairman of the Board of West of England Mutual Insurance Association.

   Mr. Vincent was elected a director of the general partner on January 8, 1998. He is President of Springwell Corporation, a corporate finance advisory firm (since 1989). Mr. Vincent served in various capacities at Bankers Trust Company (1971 to 1989), including managing director (1984 to 1989). He is also a trustee of the GCG Trust of the Golden American Life Insurance Company, a management investment company registered under the Investment Company Act of 1940 and a subsidiary of the ING Group.

   Ms. Lindsay was elected Vice President -- Finance and Chief Financial Officer of the general partner on January 5, 1998. She previously served as Vice President and Treasurer (1994 to 1997) and as Treasurer (1994) of Tambrands Inc., a manufacturer of personal products. Prior to 1994, Ms. Lindsay held the positions of Director of Business Development (1987 to 1989) and Assistant Treasurer (1990 to 1993) at Tambrands, Inc.

   Mr. Bovaird is Vice President and General Counsel of the general partner (since 1995). He is also Vice President and General Counsel of UGI Corporation, UGI Utilities, Inc. and AmeriGas, Inc. (since 1995). Mr. Bovaird previously served as Division Counsel and Member of the Executive and Operations Committees of Wyeth-Ayerst International Inc. (1992 to 1995) and Senior Vice President, General Counsel and Secretary of Orion Pictures Corporation (1990 to
1991).

   Mr. Eynon was elected Controller and Chief Accounting Officer of the general partner on January 5, 1998. Prior to his election, Mr. Eynon was Controller of the general partner (March 1997 to January 1998) and Assistant Controller of UGI Corporation (1985 to 1997). Previously, he was a Senior Manager with Price Waterhouse (now known as PriceWaterhouseCoopers).

   Mr. Grady is Senior Vice President -- Operations of the general partner (since October 1999) and Chief Operating Officer (since July 2000), having previously served as Vice President -- Sales and Operations (1995 to 1999). He was also Vice President -- Corporate Development of UGI Corporation (1994 to
1995) and Director, Corporate Development (1990 to 1994). Mr. Grady was previously Director, Corporate Development Services of Campbell Soup Company (1985 to 1990). He is currently Vice Chairman -- Marketers of the Propane Education Research Council, which promotes propane as a preferred energy source.

   Mr. Katz is Vice President -- Human Resources of the general partner (since December 1999), having served as Vice President -- Corporate Development (1996 to 1999). Previously, he was Vice President -- Corporate Development of UGI Corporation (1995 to 1996). Prior to joining UGI Corporation, Mr. Katz was Director of Corporate Development with Campbell Soup Company for over five years. He also practiced law for approximately 10 years, first with the firm of Jones, Day, Reavis & Pogue, and later in the Legal Department at Campbell Soup Company.

   Mr. Knauss is Vice President -- Law and Associate General Counsel of the general partner (since 1996) and Corporate Secretary of the general partner (since 1994), having previously served as Group Counsel -- Propane (1989 to
1996) of UGI Corporation. He joined UGI Corporation as Associate Counsel in 1985. Before joining UGI Corporation, Mr. Knauss was an associate at the firm of Ballard, Spahr, Andrews & Ingersoll in Philadelphia, Pennsylvania.

   Mr. Lugar is Vice President -- Supply and Logistics of the general partner (since September 2000). Previously, he served as Director -- NGL Marketing for Conoco, Inc., where he spent 20 years in increasingly responsible positions in propane marketing, operations, and supply.

   Mr. Monaghan is Vice President -- Business Transformation and Marketing of the general partner (since May 2000). Prior to that, he was Vice President -- General Manager, Dry Soup for Campbell Soup Company (since 1997), where he also served as a Business Director and General Manager of a number of Campbell Soup Divisions for almost 10 years.

                                 UNDERWRITING

   Salomon Smith Barney Inc. is acting as sole bookrunning manager of the offering, and, together with Banc of America Securities LLC, Credit Suisse First Boston Corporation and UBS Warburg LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the offering unitholder have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

                                                      Number of
              Underwriters                           Common Units
              ------------                           ------------
              Salomon Smith Barney Inc..............
              Banc of America Securities LLC........
              Credit Suisse First Boston Corporation
              UBS Warburg LLC.......................
                                                     -----------
                 Total..............................
                                                     ===========

   The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

   The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public
offering price less a concession not to exceed $    per unit. The underwriters
may allow, and dealers may reallow, a concession not to exceed $    per unit on
sales to other dealers. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 570,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment.

   We, our general partner, an affiliate of our general partner and certain officers of our general partner have agreed not to directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of any common units, or securities convertible into or exchangeable for common units or rights to acquire common units, other than pursuant to employee benefit plans, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of Salomon Smith Barney. These agreements do not apply to the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by us in exchange for units if the recipient of such units agrees not to dispose of any units received in connection with the acquisition during that period. Salomon Smith Barney in its sole discretion may release any of the common units subject to these lock-up agreements at any time without notice.

   The common units are listed on the New York Stock Exchange under the symbol "APU."

   The following table shows the underwriting discounts and commissions that we and the offering unitholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 570,000 additional common units.

                  Paid by AmeriGas Partners Paid by Offering Unitholder
                  ------------------------- ---------------------------
                  No Exercise Full Exercise
                  ----------- -------------
        Per Unit. $            $            $
                  -----------  ------------ ---------------------------
           Total. $            $            $
                  ===========  ============ ===========================

   In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of common units made in an amount up to the number of common units represented by the underwriters' over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

   Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us, the offering unitholder and NiSource Inc., the parent company of the offering unitholder, for which they received or will receive customary fees.

   This prospectus supplement and the accompanying prospectus may be made available in electronic format on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

   We and the offering unitholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

   Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus supplement and the accompanying prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the National Association of Securities Dealers' Conduct Rules.

                                 LEGAL MATTERS

   Certain legal and tax matters relating to the common units being offered will be passed upon for us by Morgan, Lewis & Bockius LLP and Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with an offering of common units made by this prospectus supplement and the accompanying prospectus will be passed upon for the underwriters by Andrews & Kurth Mayor, Day, Caldwell & Keeton L.L.P., Houston, Texas.

                          FORWARD-LOOKING STATEMENTS

   Some information in this prospectus supplement, the accompanying prospectus and the documents that we have incorporated by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

   A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents that we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  PROSPECTUS

                            9,056,953 COMMON UNITS

                                      OF

                            AMERIGAS PARTNERS, L.P.

                    REPRESENTING LIMITED PARTNER INTERESTS

                               -----------------

   This prospectus provides you with a general description of the common units that we or the offering unitholder named in this prospectus may offer for sale from time to time. We may offer 6,700,000 common units from time to time. In addition, from time to time the offering unitholder may offer for sale 2,356,953 common units. We will not receive any of the proceeds from the sale of common units offered by the offering unitholder. Each time that we sell common units we will provide a prospectus supplement that will contain specific information about the terms of that offering. Each time that the offering unitholder sells common units we may provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

   The common units are traded on the New York Stock Exchange under the symbol "APU." On November 16, 2001, the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $23.86 per common unit.

   We or the offering unitholder may sell these securities to underwriters or dealers, through agents, or directly to other purchasers. See "Plan of Distribution." The prospectus supplement will list any underwriters, dealers, or agents and the compensation they will receive.

   The common units are limited partner interests, which are inherently different from the capital stock of a corporation. You should carefully consider the risks relating to investing in common units and each of the other risk factors described under "Risk Factors" beginning on page 4 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------


               The date of this prospectus is November 30, 2001.

   You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

                               -----------------

                               TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
Who We Are.......................................................................................   1
About This Prospectus............................................................................   1
Where You Can Find More Information..............................................................   1
Incorporation of Documents by Reference..........................................................   2
Forward-Looking Statements.......................................................................   3
Risk Factors.....................................................................................   4
   Risks Associated with the Propane Distribution Businesses Acquired From Columbia Energy Group.   4
   Risks Inherent in Our Business................................................................   5
   Risks Inherent in an Investment in Us.........................................................   7
   Tax Risks.....................................................................................  12
Use of Proceeds..................................................................................  14
Description of Common Units......................................................................  15
Tax Considerations...............................................................................  18
Offering Unitholder..............................................................................  28
Plan of Distribution.............................................................................  29
Legal Opinions...................................................................................  31
Experts..........................................................................................  31

                                  WHO WE ARE

   AmeriGas Partners, L.P. is a publicly traded Delaware limited partnership formed on November 2, 1994. Our recent acquisition of the propane distribution businesses of Columbia Energy Group on August 21, 2001 makes us the largest retail propane distributor in the United States, distributing more than one billion gallons of propane annually. We currently serve approximately 1.3 million residential, commercial, industrial, agricultural and motor fuel customers from approximately 700 district locations in 46 states. Our operations are located primarily in the East Coast, Southeast, Midwest, Mountain Central and West Coast regions of the United States.

   We conduct our business principally through our subsidiary, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P. Both of these entities are Delaware limited partnerships. We refer to these partnerships collectively as our operating partnership. On April 19, 1995, AmeriGas Propane, L.P. acquired the propane distribution businesses and assets of AmeriGas Propane, Inc., AmeriGas Propane-2, Inc. and Petrolane Incorporated. These acquisitions took place concurrently with the initial public offering of our common units. On August 21, 2001, AmeriGas Propane, L.P. acquired the propane distribution businesses of Columbia Energy Group.

   The common units, which represent limited partner interests, are traded on the New York Stock Exchange under the symbol "APU." Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-7000. In this prospectus, the terms "AmeriGas Partners," "our," "us" and "we" are sometimes used as abbreviated references to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its consolidated subsidiaries, which includes the operating partnership.

   AmeriGas Propane, Inc., a Pennsylvania corporation, is our general partner. Our general partner is a wholly owned indirect subsidiary of UGI Corporation, a public company listed on the New York and Philadelphia stock exchanges. Through various subsidiaries, UGI has been in the propane distribution business for over 40 years. Our general partner and its subsidiary, Petrolane Incorporated, own an aggregate 53.1% interest in AmeriGas Partners.

                             ABOUT THIS PROSPECTUS


   This prospectus is part of two registration statements that we have filed with the SEC using a "shelf" registration process. Under this shelf registration process, we or the offering unitholder may sell from time to time the common units representing limited partner interests described in this prospectus in one or more offerings. The offering unitholder may sell none, some or all of the common units offered by this prospectus. This prospectus provides you with a general description of us and the common units, our registered securities. Each time that we sell common units under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering. Each time that the offering unitholder sells common units under this prospectus we may provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.


                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the SEC. You can inspect and/or copy these reports and other information at locations maintained by the SEC, including:

  . The principal offices of the SEC located at Judiciary Plaza, Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549;

  . The regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . The regional offices of the SEC located at 233 Broadway, New York, New York 10279; and

  .  The SEC's website at http://www.sec.gov.

Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800 SEC-0330 for further information about the operation of the Public Reference Room.

   We also provide information to the New York Stock Exchange because the common units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC. This means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may supersede information in this prospectus or information previously filed with the SEC. We incorporate by reference the documents listed below:

      1)  our annual report on Form 10-K for the year ended September 30, 2000;

      2) our quarterly reports on Form 10-Q for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001;


      3) our current reports on Form 8-K dated October 11, 2000, November 10, 2000, January 11, 2001, January 31, 2001, April 10, 2001, May 2, 2001, July
   23, 2001, August 8, 2001 (as amended on August 9, 2001), August 21, 2001 (as amended on November 5, 2001), November 9, 2001 and November 28, 2001; and


      4) the description of the common units in our registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 8-A (File No. 001-13692), dated March 28, 1995, as amended by Amendment No. 1 to Form 8-A, dated April 11, 1995, and by Amendment No. 2 to Form 8-A, dated January 17, 1997, and any amendments or reports filed after the date hereof to update the description.

   We also incorporate by reference all documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the sale of all of the common units offered by this prospectus.

   If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

   You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

                           AmeriGas Propane, Inc.
                           Attention: Robert W. Krick, Treasurer
                           P.O. Box 965
                           Valley Forge, Pennsylvania 19482
                           Telephone: (610) 337-7000

                          FORWARD-LOOKING STATEMENTS

   Some information in this prospectus, any prospectus supplement and the documents that we have incorporated by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

  .  significant indemnity obligations;

  . inability to achieve expected operating cost savings, synergies and productivity improvements from the integration of the propane distribution businesses acquired from Columbia Energy Group;

  .  adverse weather conditions resulting in reduced demand;

  .  competitive pressures from the same and alternative energy sources;

  .  price volatility and availability of propane;

  .  the availability of capacity to transport propane to market areas;

  . operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia, including the risk of explosions and fires resulting in personal injury and property damage;

  .  inability to make business acquisitions on economically acceptable terms;

  . improvements in energy efficiency and technology resulting in reduced demand;

  .  liability for environmental claims;

  . changes in laws and regulations, including safety, tax and accounting matters;

  .  adverse labor relations;

  . regional and global economic conditions, including those resulting from the effects of ongoing military actions against terrorists; and

  .  interest rate fluctuations and other capital market conditions.

   A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents that we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                 RISK FACTORS

   Common units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in the same business. You should carefully consider the following risk factors, together with other information contained in this prospectus, any prospectus supplement and the information that we have incorporated by reference before investing in the common units. Any of the events or conditions described below could materially and adversely affect our business, financial condition or results of operations. In such case, we may be unable to make distributions to the holders of our common units, the trading price of our common units may decline and you may lose all or part of your investment.

Risks Associated with the Propane Distribution Businesses Acquired From Columbia Energy Group

  We may be adversely affected by restrictions on our operations and indemnity obligations.

   On August 21, 2001, we acquired the propane distribution businesses of Columbia Energy Group, which were conducted through Columbia Propane Corporation (now known as AmeriGas Eagle Propane, Inc.) and its 99% owned subsidiary, Columbia Propane, L.P. (now known as AmeriGas Eagle Propane, L.P.). We now own AmeriGas Eagle Propane, Inc. and substantially all of AmeriGas Eagle Propane, L.P. As part of our acquisition of the propane distribution businesses of Columbia Energy Group, AmeriGas Propane, L.P. became the payee under a $138 million intercompany note of AmeriGas Eagle Propane, L.P. In connection with this note and the purchase agreement (the "1999 purchase agreement") under which the predecessor of AmeriGas Eagle Propane, Inc. acquired a propane distribution business from an affiliate of Triarc Companies, Inc. ("Triarc"), we have become subject to restrictions on our ability to operate AmeriGas Eagle Propane, L.P. These restrictions, which effectively continue until July 2009, will limit our ability to, among other things:

  . prepay, defease, purchase or otherwise retire the intercompany note unless it is replaced by equivalent debt with no greater amortization;

  . modify the intercompany note so as to eliminate or limit the recourse liability of Triarc;

  . convert AmeriGas Eagle Propane, L.P. into a corporation for federal income tax purposes, including by way of any merger or consolidation;

  . allow any third party to assume, guarantee, indemnify against or otherwise incur any liability relating to the intercompany note; or

  . take or fail to take any action that would reduce the share of the intercompany note allocated to Triarc for federal income tax purposes.

   Without becoming obligated to indemnify Triarc for any resulting tax losses, we may not:

  . make any material change in certain federal income tax positions, methods, principles or elections of AmeriGas Eagle Propane, L.P.;

  . sell or dispose of certain assets of AmeriGas Eagle Propane, L.P. if doing so would result in a gain of more than $5 million per year on a cumulative basis to be allocated to Triarc; or

  . increase the carrying value of certain assets of AmeriGas Eagle Propane, L.P. for income tax purposes.

   These restrictions on our ability to operate AmeriGas Eagle Propane, L.P. could have a material adverse effect on us.

   AmeriGas Eagle Propane, L.P. and certain of its affiliates are obligated to indemnify Triarc and its affiliates for tax or other cash losses they may incur as a result of the breach of the foregoing restrictions and any other actions in violation of the 1999 purchase agreement that cause Triarc to recognize a taxable gain or result in other losses for Triarc. These include breaches that Triarc may claim result from our acquisition of the propane distribution businesses of Columbia Energy Group and related transactions. Under the agreement for our acquisition of the propane distribution businesses of Columbia Energy Group, we agreed to apportion between us and Columbia Energy Group any losses under the Triarc indemnity. In addition, AmeriGas Propane, L.P. agreed with AmeriGas Eagle Propane, Inc. to take all actions necessary to ensure that AmeriGas Eagle Propane, Inc. will have sufficient available funds to satisfy all of its obligations and liabilities to Triarc under the indemnification provisions of the 1999 purchase agreement.

  We may be unable to achieve expected operating cost savings, synergies and productivity improvements from the integration of the propane distribution businesses acquired from Columbia Energy Group.

   Upon acquiring the propane distribution businesses from Columbia Energy Group, we significantly increased our size. Our ability to integrate these propane distribution businesses with our existing business will impact the future success of our business, and thus our ability to make distributions to the holders of common units. We may be unable to achieve the anticipated cost savings and synergies from the acquisition on a timely basis. In addition, the integration requires additional attention from, and places substantial demands upon, our senior management, which may make it more difficult for them to manage our business.

Risks Inherent in Our Business

  Decreases in the demand for propane because of warmer weather adversely affect our results of operations.

   Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Approximately 55% to 60% of our annual retail propane volumes are sold during these months. In years prior to fiscal 2001, warmer-than-normal weather in our service territory reduced demand for propane and other energy sources for heating purposes below normal levels, which had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territory will occur in the future.

  Our ability to increase revenues is adversely affected by the maturity of, and competition within, the retail propane industry.

   The retail propane industry is mature, with only limited growth in total demand for the product foreseen. We expect the demand for propane to remain relatively constant for the foreseeable future, with year-to-year industry volumes being affected primarily by weather patterns. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of our PPX Prefilled Propane Xchange(R) program (through which consumers can exchange an empty propane grill cylinder for a filled one) and National Accounts program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), as well as the success of our marketing programs designed to increase customers in targeted segments. If we are unable to compete effectively in the propane business, we may lose existing customers or fail to acquire new customers.

   We compete with other distributors of propane, including several major companies and thousands of small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution and we compete with them as well. Generally, warmer-than-normal weather further intensifies competition. Our ability to compete effectively depends upon the reliability of our service, our responsiveness to customers and our ability to maintain competitive retail prices and to control operating expenses.

  Our operations may be adversely affected by competition from other energy sources.

   Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking.

   Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist, because natural gas is generally a less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in some areas that previously depended upon propane. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

  Our profitability is subject to pricing and inventory risk.

   The retail propane business is a "margin-based" business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that we and other marketers purchase can change rapidly over a short period of time. Most of our product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. There is no assurance, however, that we will always be able to pass on product cost increases fully, particularly when product costs rise rapidly. In addition, high product prices may lead to customer conservation, resulting in reduced demand.

  We are dependent on our principal suppliers, which increases the risks from an interruption in supply and transportation.

   During the year ended September 30, 2000, we purchased approximately 65% of our propane from 10 suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, margins could be affected. Additionally, in certain market areas some of our suppliers provide 70% to 80% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

  We are subject to operating and litigation risks that may not be covered by insurance.

   Our operations are subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids such as propane for use by consumers. As a result, we are sometimes a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

  Our ability to grow will be adversely affected if we are not successful in making acquisitions and our profitability may be adversely affected by the terms of our indebtedness.

   We have historically expanded our propane business through acquisitions and internal growth. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. There is significant competition for acquisitions among publicly traded master limited partnerships engaged in the propane distribution business. Although we believe that there are numerous potential acquisition candidates in the industry, some of which represent material acquisition opportunities, there can be no assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions. In addition, our bank credit facilities and first mortgage notes impose restrictions on our ability to make acquisitions through AmeriGas Eagle Propane, L.P., which may adversely affect our growth in certain geographic areas.

  Our operations will be adversely affected if energy conservation and efficiency and technology trends decrease demand for propane.

   Retail customers primarily use propane for home heating, water heating and cooking purposes. We are not able to predict the effect that future conservation measures or advances in heating, conservation or other devices might have on our operations.

  Our results of operations and financial condition may be adversely affected by governmental safety, health, transportation and environmental regulation and associated costs.

   We are subject to various federal, state and local safety, health, transportation and environmental laws and regulations governing the storage, distribution and transportation of propane. We have implemented safety and environmental programs and policies designed to avoid potential liability and costs under applicable laws. It is possible, however, that we will incur increased costs as a result of complying with new safety, health, transportation and environmental regulations and that such costs will have an adverse impact on our results of operations. It is also possible that material environmental liabilities will be incurred, including those relating to claims for damages to property and persons.

  Current economic and political conditions may harm our business.

   Deteriorating regional and global economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such conditions and disruptions result in delays or cancellations of customer orders, impair our ability to effectively market or acquire propane, or cause or prolong an economic recession, our business, results of operations and financial condition could be adversely affected. In addition, our ability to raise capital for acquisitions, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to make acquisitions, refinance debt, invest in capital expenditures and fund operations, which could adversely affect our business, results of operations and financial condition.

Risks Inherent in an Investment in Us

  Cash distributions are not guaranteed and may fluctuate with our performance.

   Although we distribute all of our "available cash" (as defined in "Description of Common Units," below) each quarter, the amount of cash that we generate each quarter fluctuates. As a result, we cannot guarantee that we will pay the minimum quarterly distribution (as described more fully in "Description of Common Units," below) each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

  .  our cash flow generated by operations;

  .  the weather in our areas of operation;

  .  our borrowing capacity under our revolving credit facility;

  .  required principal and interest payments on our debt;

  .  fluctuations in our working capital;

  .  our cost of acquisitions (including related debt service payments);

  .  restrictions contained in our debt instruments;

  .  our capital expenditures;

  .  our issuances of debt and equity securities;

  .  reserves made by our general partner in its discretion;

  .  prevailing economic and industry conditions; and

  . financial, business and other factors, a number of which are beyond our control.

   The amount of available cash needed annually to pay the minimum quarterly distribution on all of the currently outstanding common units, subordinated units and the general partner interest is $105.5 million. Of that, $81.6 million and $21.8 million are needed to pay the minimum quarterly distribution on the outstanding common units and subordinated units, respectively (described more fully in "Description of Common Units," below). A reasonable proxy for the amount of cash available for distribution can be calculated by subtracting from our EBITDA (earnings before interest expense, income taxes, depreciation and amortization) (1) cash interest expense and (2) capital expenditures needed to maintain operating capacity. Although we believe that distributable cash flow calculated in this manner is a reasonable estimate of the amount of available cash, it does not reflect changes in working capital which can significantly affect actual cash available for distribution and it is not a measure of performance, financial condition or cash flow under generally accepted accounting principles. Distributable cash flow calculated in this manner for the twelve months ended June 30, 2001 was approximately $111.5 million. During that period, we declared and paid the full minimum quarterly distribution on all of the then-outstanding common and subordinated units and the general partner interest, for a total of $98.1 million.

   If weather during fiscal year 2002 is significantly warmer than normal, we may not generate sufficient cash from operations to cover the full minimum quarterly distribution on the subordinated units, in which event we may elect to borrow under our revolving credit facility, as we have in the past, to fund this shortfall. Any borrowing to pay distributions increases our leverage and interest expense and reduces the borrowing capacity under our revolving credit facility until such borrowings are repaid.

  Our indebtedness may limit our ability to make distributions and may adversely affect our operations.


   Our debt outstanding as of June 30, 2001 totaled $863.0 million, consisting of $854.0 million of long-term debt (including current maturities of $66.6 million and acquisition facility borrowings of $70 million) and $9 million under the revolving credit facility. After giving effect to our acquisition of the propane distribution businesses of Columbia Energy Group in August 2001 and related transactions, our pro forma outstanding debt as of June 30, 2001 would have been approximately $1,038.9 million. Our ability to make principal and interest payments depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, approximately two-thirds of our indebtedness on a pro forma basis as of June 30, 2001 was secured by substantially all of our assets and all of our pro forma indebtedness contains restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness. The first mortgage notes and the bank credit facilities require our general partner to serve as our sole general partner and as the sole general partner of AmeriGas Propane, L.P., and the first mortgage notes require our general partner to maintain with its affiliates an aggregate 30% partnership interest in AmeriGas Partners and AmeriGas Propane, L.P. and to be a direct or indirect wholly owned subsidiary of UGI. Failure to maintain these ownership interests would constitute an event of default under the first mortgage notes and the bank credit facilities. We will be required to offer to purchase the senior notes at 101% of the principal amount thereof upon a change of control as defined in the applicable indentures. AmeriGas Propane, L.P. will be required to offer to purchase the first mortgage notes at a purchase price specified in the first mortgage note agreements upon a change of control, as defined in such agreements. Payment of principal and interest on our pro forma indebtedness, as well as compliance with the requirements and covenants of such indebtedness, limits our ability to make distributions to unitholders. Our leverage may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue other business opportunities and make our results of operations more susceptible to adverse business conditions.

  Holders of common units may experience dilution of their interests.

   Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders, as well as an unlimited number of partnership interests junior to the common units without a unitholder vote. During the subordination period, as defined in "Description of Common Units" below, the number of common units or other parity securities that we may issue is subject to certain limitations. These limitations do not apply to issuances in connection with acquisitions or capital improvements that are accretive, the repayment of certain indebtedness, the conversion of the subordinated units in accordance with the partnership agreement, or certain employee benefit plans. A "subordinated unit" (described more fully in "Description of Common Units," below) is a unit that receives distributions only once the holders of common units have received all required minimum quarterly distributions. When we issue additional equity securities, your proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of the common units could decrease. Issuance of additional common units will also diminish the relative limited voting strength of each previously outstanding unit. See "Holders of common units have limited voting rights, management and control of us," below. The ultimate effect of any such issuance may be to dilute the interests of holders of units in AmeriGas Partners and to make it more difficult for a person or group to remove our general partner or otherwise change our management.

   After the subordination period, we may issue an unlimited number of additional general and limited partner interests and other equity securities of AmeriGas Partners, including senior equity securities, for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, without the approval of any unitholders.

  Holders of common units have limited voting rights, management and control of us.

   Our general partner manages and operates AmeriGas Partners. Unlike the holders of common stock in a corporation, holders of outstanding common units have only limited voting rights on matters affecting our business. Holders of common units have no right to elect the general partner on an annual or other continuing basis, and our general partner generally may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding units. In addition, removal of the general partner may result in a default under our bank credit facilities and first mortgage notes. As a result, holders of common units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control or influence our activities.

  Holders of common units may be required to sell their common units against their will.

   If at any time our general partner and its affiliates hold 80% or more of the issued and outstanding common units, our general partner will have the right to purchase all, but not less than all, of the remaining common units held by nonaffiliates at certain specified prices pursuant to the partnership agreement. Accordingly, under certain circumstances holders of common units may be required to sell their common units against their will and the price that they receive for those securities may be less than they would like to receive.

  The market price of the common units may be adversely affected by various change of management provisions.

   Our partnership agreement contains certain provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change the management of

AmeriGas Partners. If any person or group other than the general partner or its affiliates acquires beneficial ownership of 20% or more of the common units, such person or group will lose its voting rights with respect to all of its common units. The partnership agreement also provides that if our general partner is removed other than for cause, the subordination period will end, all arrearages on the common units will terminate and all outstanding subordinated units (if any) will convert into common units. The effect of these provisions and the change of control provisions in our debt instruments described above may be to diminish the price at which the common units will trade under certain circumstances.

  Our general partner can protect itself against dilution but holders of common units cannot.

   Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in AmeriGas Partners. No other unitholder has a similar right. Therefore, only our general partner may protect itself against dilution caused by the issuance of additional equity securities.

  Holders of common units may not have limited liability in certain circumstances and may be liable for the return of distributions that cause our liabilities to exceed our assets.

   The limitations on the liability of holders of common units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that AmeriGas Partners had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of common units as a group to remove or replace our general partner, to make certain amendments to our partnership agreement or to take other action pursuant to that partnership agreement constituted participation in the "control" of the business of AmeriGas Partners, then a holder of common units could be held liable under certain circumstances for our obligations to the same extent as our general partner. We are not obligated to inform holders of common units about whether we are in compliance with the limited partnership statutes of any states.

   Holders of common units may also have to repay AmeriGas Partners amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to holders of common units if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date.

   Additionally, under Delaware law an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him or her at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

  Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interest to the detriment of holders of common units.


   Conflicts of interest can arise as a result of the relationships between AmeriGas Partners, on the one hand, and the general partner and its affiliates, on the other. The directors and officers of the general partner have fiduciary duties to manage the general partner in a manner beneficial to the general partner's sole shareholder, AmeriGas, Inc., a wholly owned subsidiary of UGI Corporation. At the same time, the general partner has fiduciary duties to manage AmeriGas Partners in a manner beneficial to both it and the unitholders. The duties of our general partner to AmeriGas Partners and the unitholders, therefore, may come into conflict with the duties of the directors and officers of our general partner to its sole shareholder, AmeriGas, Inc.

   Such conflicts of interest might arise in the following situations, among others:

      (i) Decisions of our general partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter affects whether or the extent to which there is sufficient available cash from operating surplus to meet the minimum quarterly distribution and target distributions (as defined in "Description of Common Units," below) on all units in a given quarter. In addition, actions by our general partner (including those taken in projecting future operating results and adjusted operating surplus) may have the effect of enabling the general partner to receive distributions that exceed 2% of total distributions or hastening the expiration of the subordination period or the conversion of subordinated units, all of which are owned by our general partner, into common units.

      (ii) AmeriGas Partners does not have any employees and relies solely on employees of the general partner and its affiliates.

      (iii) Under the terms of the partnership agreement, we reimburse our general partner and its affiliates for costs incurred in managing and operating AmeriGas Partners, including costs incurred in rendering corporate staff and support services to us.

      (iv) Whenever possible, the general partner limits our liability under contractual arrangements to all or particular assets of AmeriGas Partners, with the other party thereto to have no recourse against our general partner or its assets.

      (v) Any agreements between us and our general partner and its affiliates do not grant to the holders of common units, separate and apart from AmeriGas Partners, the right to enforce the obligations of our general partner and such affiliates in our favor. Therefore, the general partner, in its capacity as the general partner of AmeriGas Partners, is primarily responsible for enforcing such obligations.

      (vi) Under the terms of the partnership agreement, our general partner is not restricted from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of such entities on behalf of AmeriGas Partners. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

      (vii) Our general partner may exercise its right to call for and purchase units as provided in the partnership agreement or assign such right to one of its affiliates or to us.

      (viii) Under the terms of the partnership agreement, it does not constitute a breach of our general partner's fiduciary duties to us or the unitholders for the general partner or its affiliates to engage in certain activities of the type conducted by us, even if in direct competition with us, and the general partner and such affiliates have no obligation to present business opportunities to us.

   Unless provided otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes the partnership's limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our partnership agreement expressly permits our general partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and us or the unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the unitholders. In addition, the partnership agreement provides that a purchaser of common units is deemed to have consented to certain conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the general partner of any duty stated or implied by law or equity. The general partner is not in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of such conflict is fair and reasonable to us. The latitude given in the partnership agreement to the general partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our general partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of AmeriGas Partners without undue risk of liability.

   Our partnership agreement expressly limits the liability of our general partner by providing that the general partner, its affiliates and its officers and directors are not liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any actual omissions if the general partner and other persons acted in good faith. In addition, we are required to indemnify our general partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or such other persons, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

Tax Risks

  The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to holders of common units.

   The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. We believe that we have been and will continue to be classified as a partnership for federal income tax purposes. However, no ruling from the Internal Revenue Service (the "IRS") as to this status has been or is expected to be requested. We are instead relying on the opinion of Baker Botts L.L.P., our tax counsel, which is not binding on the IRS.

   If we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), and distributions received by the common unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

   We cannot guarantee that the law will not be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us.

  A successful IRS contest of the federal income tax positions that we take may adversely affect the market for common units.

   We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our propane operations as "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner.

  Holders of common units may be required to pay taxes even if they do not receive any cash distributions.

   A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder's allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder's allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder's common units.

  Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors.

   Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

  There are limits on the deductibility of losses which may adversely affect holders of common units.

   In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

  Our tax shelter registration could increase the risk of a potential audit by the IRS.

   We are registered with the IRS as a "tax shelter." The IRS has issued to us the following tax shelter registration number: 95-192000149. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder's personal tax return.

  Tax gain or loss on disposition of common units could be different than expected.

   A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including the unitholder's share of our nonrecourse liabilities, and the unitholder's adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

  The reporting of partnership tax information is complicated and subject to audits.

   We will furnish each unitholder with a Substitute Schedule K-1 that sets forth the unitholder's share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

   Because our taxable year ends on September 30, a calendar-year unitholder who sells units during the period from October 1 to December 31 may have to include more than twelve months of income on a single tax return. The Substitute Schedule K-1 with respect to the income allocated to the period from October 1 to the date of sale will not be available for up to fifteen months after the end of the calendar year even though such income is includable on the unitholder's tax return for the calendar year in which the sale is made.

  There is a possibility of loss of tax benefits relating to nonconformity of common units and nonconforming depreciation conventions.

   Because we cannot match transferors and transferees of common units, uniformity of the tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

  Holders of common units will likely be subject to state, local and other taxes in states where holders of common units live or as a result of an investment in the common units.

   In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state and local tax returns. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

  Holders of common units may have negative tax consequences if we default on our debt or sell assets.

   If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

                                USE OF PROCEEDS

   We will use the net proceeds from our sale of the common units for general business purposes, including repayment of the operating partnership's debt, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement. We will not receive any proceeds from the sale of common units by the offering unitholder named in this prospectus.

                          DESCRIPTION OF COMMON UNITS

General

   The common units represent limited partner interests that entitle the holders to participate in AmeriGas Partners' distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

Number of Units

   As of October 31, 2001, we had 37,111,239 common units outstanding and 9,891,072 subordinated units outstanding. As of October 31, 2001, the public, including the offering unitholder, owned an effective 46.9% economic interest in us, and our general partner and its subsidiary owned an effective 53.1% economic interest in us consisting of all of the subordinated units, 14,633,932 common units, a 1.0% general partner interest in us and a 1.0101% general partner interest in AmeriGas Propane, L.P.

   Under our partnership agreement we generally may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our general partner in its sole discretion, including securities that may have special rights to which holders of common units are not entitled. During the subordination period, however, there are restrictions on the number of common units and parity securities that we may issue without the prior approval of at least a majority of the outstanding common units. This limitation does not apply to the issuance of common units or parity securities in connection with certain accretive acquisitions or the repayment of certain indebtedness. See "Subordination Period," below.

Listing

   Our common units are listed on the New York Stock Exchange under the symbol "APU." Any additional common units we issue will also be listed on the New York Stock Exchange.

Voting

   Each record holder has a vote according to his percentage interest in AmeriGas Partners. Our partnership agreement provides, however, that any person or group (other than our general partner and its affiliates) that owns beneficially 20% or more of all of the outstanding common units cannot vote on any matter, and those common units will not be considered to be outstanding when we send notices of a meeting of unitholders, calculate required votes, determine the presence of a quorum or take other similar actions under our partnership agreement, unless otherwise required by law. Except as otherwise provided by law or our partnership agreement, the holders of common units and subordinated units vote as one class.

Cash Distributions

  In General

   Our partnership agreement requires us to distribute all of our available cash to our unitholders and our general partner within 45 days following the end of each fiscal quarter. "Available cash" generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established by our general partner in its reasonable discretion to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

   Cash distributions will be made either from "operating surplus" or from "capital surplus." Available cash from operating surplus is distributed differently from available cash from capital surplus.

   "Operating surplus," with respect to any period, generally means:

      . our cash balance on the closing date of our initial public offering plus $40 million, plus all of our cash receipts since the closing of our initial public offering, excluding cash receipts from interim capital transactions (as defined below), plus working capital borrowings after the end of such period, less

      . all of our operating expenses, the payment of certain of our indebtedness, maintenance capital expenditures and reserves established for future operations, in each case since the closing of our initial public offering.

   Interim capital transactions generally include borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash, other than sales of inventory in the ordinary course of business, sales of other current assets and sales of assets as part of normal retirements or replacements.

   All available cash distributed is treated as distributed from operating surplus until the sum of all available cash distributed since our initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any available cash distributed in excess of operating surplus will be treated as having been distributed from capital surplus.

   If capital surplus is distributed on a common unit issued in the initial public offering in an aggregate amount equal to the initial public offering price of the common units of $21.25 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units, then the distinction between operating surplus and capital surplus will cease and all subsequent distributions of available cash will be made from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and we do not expect to do so in the foreseeable future.

  Subordination Period

   Currently, the common unitholders have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.55 per unit per quarter, plus any arrearages on the common units, before any distributions of available cash from operating surplus are made to the subordinated unitholders. If distributions from available cash from operating surplus on the common units for any quarter during the subordination period are less than $0.55 per unit, holders of common units will be entitled to arrearages. Common unit arrearages will accrue and be paid in a future quarter if there is available cash from operating surplus remaining after the minimum quarterly distribution on the common units is paid for that quarter from available cash from operating surplus. Common units will not accrue arrearages for any quarter after the subordination period, and subordinated units will not accrue any arrearages at any time.

   The subordination period will extend until the first day of any quarter that each of the following tests is met:

      . distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the four consecutive non-overlapping four-quarter periods immediately preceding that date;

      . the "adjusted operating surplus" generated during each of the two immediately preceding, non-overlapping four-quarter periods and during the immediately preceding sixteen-quarter period equaled or exceeded the minimum quarterly distribution on each of the outstanding common units and subordinated units during those periods; and

      . there are no arrearages in payment of the minimum quarterly distribution on the common units.

   "Adjusted operating surplus" for any period generally means:

  .  operating surplus generated during that period; less

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  .  any net increase in working capital borrowings during that period; less

  .  any net reduction in cash reserves during that period; plus

  . any net increases in reserves to provide funds for distributions resulting from operating surplus generated during the period.

Generally speaking, adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in borrowings and net drawdowns of reserves of cash generated in prior periods.

   Upon the expiration of the subordination period, all remaining subordinated units will convert into common units and will thereafter participate pro rata with the other common units in distributions of available cash. In addition, if our general partner is removed other than for cause, the subordination period will end, any then-existing arrearages on the common units will terminate and the subordinated units will immediately convert into common units.

   Pursuant to the partnership agreement, a total of 9,891,074 subordinated units held by the general partner and one of its subsidiaries were converted to common units on May 18, 1999. Our ability to attain the cash-based performance and distribution requirements described above and necessary to terminate the subordination period and convert the remaining 9,891,072 subordinated units depends upon a number of factors, including highly seasonal operating results, changes in working capital, asset sales and debt refinancings. Due to significantly warmer-than-normal weather in years prior to fiscal 2001 and the impact of higher propane product costs on working capital, we have not yet achieved the cash-based performance requirements for conversion of the remaining subordinated units. Due to the historical "look-back" provisions of the conversion test, the possibility is remote that we will satisfy the cash-based performance requirements for conversion any earlier than in respect of the quarter ending September 30, 2002.

  Distributions of Available Cash from Operating Surplus

   During the subordination period, we will distribute available cash from operating surplus for each quarter as follows:

      . first, 98% to the holders of common units, pro rata, and 2% to the general partner, until the holders of common units have received the minimum quarterly distribution of $0.55 per common unit for the quarter;

      . second, 98% to the holders of common units, pro rata, and 2% to the general partner, until the holders of common units have received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

      . third, 98% to the holders of subordinated units, pro rata, and 2% to the general partner, until the holders of subordinated units have received the minimum quarterly distribution of $0.55 per subordinated unit for the quarter;

      . fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received the first target distribution, resulting in a total of $0.605 per unit for that quarter;

      . fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received the second target distribution, resulting in a total of $0.696 per unit for that quarter;

      . sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received the third target distribution, resulting in a total of $0.904 per unit for that quarter; and

      . thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

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   Following the end of the subordination period, we will distribute available cash from operating surplus as follows:

      . first, 98% to all unitholders, pro rata, and 2% to the general partner, until the unitholders have received the first target distribution, resulting in $0.605 per unit for the quarter;

      . second, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received the second target distribution, resulting in a total of $0.696 per unit for that quarter;

      . third, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received the third target distribution, resulting in a total of $0.904 per unit for that quarter; and

      . thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Transfer Restrictions

   Common units are securities and are transferable according to the laws governing the transfer of securities. Until the transfer of a common unit has been registered on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application (i) will not receive cash distributions, unless the common units are held in nominee or "street" name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and (ii) may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer.

Transfer Agent and Registrar

   Our transfer agent and registrar for the common units is Mellon Investor Services LLC. Their address is Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

                              TAX CONSIDERATIONS

   This section is a summary of material tax considerations that may be relevant to prospective unitholders. The following portion of this section and the opinions of Baker Botts L.L.P., our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the ownership or disposition of common units.

Legal Opinions and Advice

   Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) AmeriGas Partners and the operating partnership will be treated as a partnership and (ii) owners of common units, with certain exceptions as described in "Partner Status" below, will be treated as partners of AmeriGas Partners. In addition, all statements as to matters of law contained in this section are the opinion of Baker Botts L.L.P. unless such statements are made by us or others.

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

   An opinion of counsel represents only that particular counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may even have retroactive effect.

   We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our common units.

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his share of the items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's tax basis in his partnership interest.

   Baker Botts L.L.P. is of the opinion that, based upon the authorities that are identified above, we and the operating partnership have been and will each be classified as a partnership for federal income tax purposes provided that:

      (a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation.

      (b) We and the operating partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the partnership agreement or operating partnership agreement (whichever is applicable).

      (c) For each of our taxable years from and after our formation, more than 90% of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

AmeriGas Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

   Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income," as described in clause (c) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we or the operating partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our net income would be taxed at corporate rates.

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

In addition, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, would then be treated in the absence of earnings and profits as a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, and would thereafter be treated as taxable capital gain after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either us or the operating partnership as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

   The discussion below is based on the assumption that we and the operating partnership will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

  Partner Status

   Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

   An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those common units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those common units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

   In the following portion of this section, the word "unitholder" refers to a holder of our common units who is one of our partners.

  Allocation of Partnership Income, Gain, Loss and Deduction

   In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made with respect to the common units and not to the subordinated units, or that the general partner receives distributions that exceed 2% of the total distributions, gross income will be allocated to the holders of common units to the extent of the distributions that were not made to the holders of subordinated units and to the general partner to the extent of the distributions that exceed 2% of total distributions. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated to the general partner and the unitholders in accordance with their respective percentage interests.

   Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

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

   In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

  Alternative Minimum Tax

   Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

  Treatment of Distributions by AmeriGas Partners

   Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his common units immediately before the distribution. Our distributions in excess of a unitholder's tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "Disposition of Common Units," below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional common units will decrease each unitholder's share of our nonrecourse liabilities.

   To the extent that our distributions cause the "at risk" amount of a unitholder who is subject to the "at risk" rules to be less than zero at the end of any taxable year, such unitholder must recapture losses deducted in previous years that are equal to the amount of such shortfall.

   A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code (collectively, "Section 751 assets"). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

  Basis of Common Units

   A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. His basis will be increased by his share of our income and by any increase in his share of our nonrecourse liabilities. His basis will be decreased, but not below zero, by his share of our distributions, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

  Limitations on Deductibility of AmeriGas Partners' Losses

   The deduction by a unitholder of that unitholder's share of our losses will be limited to the amount of that unitholder's tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

   In general, a unitholder will be at risk to the extent of the unitholder's tax basis in the unitholder's common units, excluding any portion of that basis attributable to the unitholder's share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder's common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  Limitations on Interest Deductions

   The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

  Accounting Method and Taxable Year

   We currently use the year ending September 30 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income for each of the unitholder's taxable years the unitholder's share of our income, gain, loss and deduction for each of our taxable years that ends within or with each taxable year. In addition, a unitholder who disposes of all of the unitholder's common units following the close of our taxable year but before the close of the unitholder's taxable year must include the unitholder's share of our income, gain, loss and deduction in income for the unitholder's taxable year with the result that the unitholder will be required to report in income for the unitholder's taxable year the unitholder's share for more than one year of our income, gain, loss and deduction.

  Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

   We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

   The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as syndication costs.

  Section 754 Election

   We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser's purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser's share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

   A Section 754 election is advantageous if the transferee's tax basis in the transferee's common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee's share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in the transferee's common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

   We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

   The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

  Valuation of AmeriGas Partners' Property and Basis of Properties

   The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

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  Entity-Level Collections

   If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to a current unitholder.

Disposition of Common Units

  Recognition of Gain or Loss

   A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis in the common units sold. A unitholder's amount realized is measured by the sum of the cash and the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

   Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

   Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property.

  Allocations Between Transferors and Transferees

   In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

   If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

  Notification Requirements

   A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with the transferee's income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

   AmeriGas Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder's taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Tax-Exempt Organizations and Certain Other Investors

   Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, Mellon Investor Services LLC, in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

   Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation's "U.S. net equity," which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under
Section 6038C of the Internal Revenue Code.

   Under a ruling by the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax as effectively connected with a United States trade or business of the foreign unitholder in whole or in part. Apart from the ruling, a foreign unitholder would not be taxed upon the disposition of a common unit if that foreign unitholder has held 5% or less in value of the common units at all times during the 5-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

  Information Returns and Audit Procedures

   We intend to furnish to each unitholder, within 75 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, that sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

   The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting


   Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.


  Registration as a Tax Shelter

   The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, our general partner has registered us as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued to us the following tax shelter registration number: 95-192000149. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on the unitholder's return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.

  Accuracy-Related Penalties

   An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

   In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder's investment in us. We currently conduct business in 46 states including California, New York, Michigan, Florida, Pennsylvania and North Carolina. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

   It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder's investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Baker Botts L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

                              OFFERING UNITHOLDER

   In addition to covering our offering of common units, this prospectus also covers the offering for resale of 2,356,953 common units by the offering unitholder, Columbia Energy Group. On August 21, 2001, we acquired from Columbia Energy Group its propane distribution businesses for $201,750,000 in cash. In connection with the acquisition, Columbia Energy Group acquired 2,356,953 of our common units. We agreed to register the resale by Columbia Energy Group of its common units. Various subsidiaries of Columbia Energy Group, which is owned by NiSource Inc., provide natural gas, transportation and storage to our affiliates, UGI Utilities, Inc. and UGI Energy Services, Inc.

   Columbia Energy Group currently owns 2,356,953 common units and may offer and sell none, some or all of such 2,356,953 units under this prospectus. The offering unitholder's current ownership amounts to 6.35% of our outstanding common units.

                             PLAN OF DISTRIBUTION

   We or the offering unitholder may sell the common units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or we or the offering unitholder may sell the common units to investors directly or through dealers or agents. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement.

   The offering unitholder may act independently of us in making decisions with respect to the timing, manner and size of each of its sales. The offering unitholder may make sales on the New York Stock Exchange or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The offering unitholder may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:

  . purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

  . privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

   In addition, any common units that qualify for sale under Rule 144 under the Securities Act may be sold pursuant thereto rather than pursuant to this prospectus. The offering unitholder may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.

   Underwriters may offer and sell these common units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We or the offering unitholder also may authorize underwriters acting as our or their agents to offer and sell these common units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units, underwriters may be deemed to have received compensation from us or the offering unitholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units for whom they may act as agent or to whom they sell as principals, or both. Underwriters may sell these common units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. A member firm of the New York Stock Exchange may be engaged to act as the offering unitholder's agent in the sale of common units by the offering unitholder.

   Any underwriting compensation paid by us or the offering unitholder to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   We have agreed to indemnify the offering unitholder and each underwriter, selling agent or other securities professional, if any, against certain liabilities to which they may become subject in connection with the sale of the common units owned by the offering unitholder and registered under this prospectus, including liabilities arising under the Securities Act of 1933. Agents, underwriters, brokers and dealers may be entitled under agreements entered into with us to indemnification against certain liabilities, including liabilities under the Securities Act of 1933.

   If a prospectus supplement so indicates, we or the offering unitholder will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase those common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. The obligations of the purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the common units shall not be prohibited under the applicable laws of any jurisdiction in the United States and (ii) if common units are being sold to underwriters, we or the offering unitholder shall have sold to such underwriters the total number of such common units less the number thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or that of such institutional investors thereunder.

   If a prospectus supplement so indicates, the underwriters engaged in an offering of these common units may make short sales of such common units in connection with the offering, resulting in the sale by the underwriters of a greater number of common units than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the number of common units subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common units in the open market that could adversely affect investors who purchased common units in the offering. The underwriters may reduce or close out their covered short positions either by exercising the over-allotment option or by purchasing common units in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which common units are available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Any "naked" short position will be closed out by purchasing common units in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common units following this offering. As a result, our common units may trade at a price that is higher than the price that otherwise might prevail in the open market.

   If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common units at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common units on behalf of the underwriters for the purpose of fixing or maintaining the price of the common units. A "penalty bid" is an arrangement permitting the representatives of the underwriters to recover the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common units originally sold by that underwriter or syndicate member are purchased by or on behalf of the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. Any stabilizing bids or open market purchases would be effected on the New York Stock Exchange or otherwise and, if commenced, could be discontinued at any time.

   Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

   A prospectus in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. Such allocations of common units for Internet distributions will be made on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

   We will pay all costs and expenses incurred for the registration under the Securities Act of 1933 of common units to be offered by the offering unitholder, including without limitation all: (i) registration and filing fees;
(ii) listing fees; (iii) printing expenses; and (iv) fees and distributions of counsel and accountants for AmeriGas Partners. The offering unitholder will pay all brokerage fees and commissions, if any, incurred in the sale of common units owned by the offering unitholder, and will pay all fees and expenses of counsel retained by the offering unitholder.

                                LEGAL OPINIONS

   Certain legal and tax matters relating to the common units being offered will be passed upon for us by Morgan, Lewis & Bockius LLP and Baker Botts L.L.P., Houston, Texas. If certain legal matters in connection with an offering of common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

                                    EXPERTS


   The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            3,800,000 Common Units

                            AmeriGas Partners, L.P.

                    Representing Limited Partner Interests

                                [LOGO] AmeriGas
                           America's Propane Company

                                   --------

                             PROSPECTUS SUPPLEMENT
                               December  , 2001
                (Including Prospectus Dated November 30, 2001)

                                   --------

                             Salomon Smith Barney
                        Banc of America Securities LLC
                          Credit Suisse First Boston
                                  UBS Warburg

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PART II.

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   We will incur and pay the following costs of this transaction. All amounts other than the SEC registration fee are estimated.


SEC Registration Fee:................................................ $ 14,263
Accounting Fees and Expenses:........................................ $ 75,000
Legal Fees and Expenses:............................................. $225,000
Printing Expenses:................................................... $100,000
Transfer Agent and Registrar Fees and Expenses:...................... $  5,000
Miscellaneous:....................................................... $ 80,737
                                                                      --------
       Total:........................................................ $500,000
                                                                      ========


Item 15. Indemnification of Directors and Officers

   The partnership agreement of AmeriGas Partners provides that we will indemnify and hold harmless our general partner, any departing partner, any person who is or was an affiliate of the general partner or any departing partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner, any departing partner or any such affiliate, and any person who is or was serving at the request of the general partner, any departing partner or any such affiliate as an officer, director, employee, partner, agent, fiduciary or trustee of another person, to the fullest extent permitted by law but subject to the limitations expressly provided for in the partnership agreement, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any of the above persons may be involved, or is threatened to be involved, as a party or otherwise, by reason of his, her or its status as any of the foregoing; provided, however, that in each case such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of AmeriGas Partners and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. Any indemnification under these provisions will be made only out of our available assets, and our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. The indemnification so provided shall be in addition to any other rights to which any of the aforementioned persons may be entitled under any agreement, pursuant to a vote of the holders of outstanding units, as a matter of law or otherwise, and shall continue for such persons who have ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of such persons.

   To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by any of the aforementioned persons who is so indemnified in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by us prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by us of any undertaking by or on behalf of such person to repay such amount if it shall be determined that such person is not entitled to be indemnified.

   We are authorized to purchase (or to reimburse our general partner or its affiliates for the cost of) insurance against any liability that may be asserted against or expense that may be incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify such persons against such liability under the provisions of the partnership agreement described above.

Item 16. Exhibits


Exhibit
Number                                        Description of Exhibits
------                                        -----------------------

   1+   Form of Underwriting Agreement

    2   Purchase Agreement by and among Columbia Energy Group, Columbia Propane Corporation,
        Columbia Propane, L.P., CP Holdings, Inc., AmeriGas Propane, L.P., AmeriGas Partners, L.P. and
        AmeriGas Propane, Inc., dated January 30, 2001 and amended and restated on August 7, 2001, incorporated by reference from Exhibit 10.1 of the current report on Form 8-K dated August 8, 2001

  4.1   Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of September 30, 2000, incorporated by reference from Exhibit 1 of the current report on Form 8-
        K dated September 30, 2000

  4.2   Registration Rights Agreement by and between AmeriGas Partners, L.P. and Columbia Energy
        Group, dated as of August 21, 2001, incorporated by reference from Exhibit 4 of the current report on Form 8-K dated August 21, 2001

    5*  Legal Opinion of Morgan, Lewis & Bockius LLP

    8*  Tax Matters Opinion of Baker Botts L.L.P.

 23.1*  Consent of Arthur Andersen LLP

 23.2*  Consent of Arthur Andersen LLP

 23.3*  Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5)

 23.4*  Consent of Baker Botts L.L.P. (included in Exhibit 8)

 24.1*  Power of Attorney (included on signature page)

--------



+ To be filed by post-effective amendment to this registration statement or as an exhibit to a current report on Form 8-K.




* Previously filed.



Item 17. Undertakings

   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in King of Prussia, Pennsylvania, on November 29, 2001.


                                          AMERIGAS PARTNERS, L.P.,
                                          a Delaware limited partnership

                                          By: AMERIGAS PROPANE, INC.,
                                             a Pennsylvania corporation, its
                                             general
                                             partner

                                                   /S/ MARTHA B. LINDSAY
                                          By: _________________________________
                                                   Martha B. Lindsay, its
                                                Vice President--Finance and
                                                  Chief Financial Officer




      Signature              Capacity in which Signed              Date
      ---------              ------------------------              ----

          *           Chairman of the Board and Director     November 29, 2001
 --------------------
   Lon R. Greenberg

          *           President and Chief Executive          November 29, 2001
 -------------------- Officer (Principal Executive
 Eugene V. N. Bissell Officer) and Director

          *           Vice President--Finance and Chief      November 29, 2001
 -------------------- Financial Officer (Principal
  Martha B. Lindsay   Financial Officer)

          *           Controller and Chief Accounting        November 29, 2001
 -------------------- Officer (Principal Accounting Officer)
   Richard R. Eynon

          *           Director                               November 29, 2001
 --------------------
  Thomas F. Donovan

           *          Director                               November 29, 2001
  -------------------
   Richard C. Gozon

           *          Director                               November 29, 2001
  -------------------
  William J. Marrazzo

           *          Director                               November 29, 2001
  -------------------
   James W. Stratton

           *          Director                               November 29, 2001
  -------------------
  Stephen A. Van Dyck

           *          Director                               November 29, 2001
  -------------------
   Roger B. Vincent







*By:  /S/ MARTHA B. LINDSAY
     ________________________
         Martha B. Lindsay
         Attorney-in-fact

                                 EXHIBIT INDEX




Exhibit
Number                                        Description of Exhibits
------                                        -----------------------

   1+   Form of Underwriting Agreement

    2   Purchase Agreement by and among Columbia Energy Group, Columbia Propane Corporation,
        Columbia Propane, L.P., CP Holdings, Inc., AmeriGas Propane, L.P., AmeriGas Partners, L.P. and
        AmeriGas Propane, Inc., dated January 30, 2001 and amended and restated on August 7, 2001, incorporated by reference from Exhibit 10.1 of the current report on Form 8-K dated August 8, 2001

  4.1   Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of September 30, 2000, incorporated by reference from Exhibit 1 of the current report on Form 8-
        K dated September 30, 2000

  4.2   Registration Rights Agreement by and between AmeriGas Partners, L.P. and Columbia Energy
        Group, dated as of August 21, 2001, incorporated by reference from Exhibit 4 of the current report on Form 8-K dated August 21, 2001

    5*  Legal Opinion of Morgan, Lewis & Bockius LLP

    8*  Tax Matters Opinion of Baker Botts L.L.P.

 23.1*  Consent of Arthur Andersen LLP

 23.2*  Consent of Arthur Andersen LLP

 23.3*  Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5)

 23.4*  Consent of Baker Botts L.L.P. (included in Exhibit 8)

 24.1*  Power of Attorney (included on signature page)


--------

+ To be filed by post-effective amendment to this registration statement or as an exhibit to a current report on Form 8-K .


* Previously filed.